Exhibit 99.1

ChinaCache Announces Changes in Board of Directors

BEIJING, August 2, 2017 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced the appointment of Mr. Bang Zhang as an independent director of the Company for a term of three years, effective August 1, 2017, based on the recommendations of the nominating and corporate governance committee of the board of directors of the Company (the “Board”).  The Board also appointed Mr. Zhang as a member of the audit committee of the Board.  The Company also announced the resignation of Ms. Kathleen Chien from the Board, effective July 31, 2017.  Ms. Chien’s resignation was not due to any disagreement with the Company regarding its business, finance, accounting or any other matters.  The Board thanks her for her service for the past years.

Mr. Zhang has more than twenty years’ of financial experience and currently serves as the Chief Financial Officer of DG Group, a social network and media company. Previously, he served in various capacities as a director, chief financial officer, controller and accounting manager for a number of public and private companies. He holds an MBA and is a fellow member of CGMA and CIMA.

Mr. Song Wang, Chairman and Chief Executive Officer of the Company, said, “we are delighted to welcome Mr. Zhang to the Board.  He brings in extensive experiences in corporate finance, technology and management to the Company.    We expect to benefit immensely from his experience and expertise.”

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is a leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408 5307

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 5730-6200

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com